Magnum Hunter Resources Corporation 777 Post Oak Blvd, Suite 910 Houston, TX 77056 Phone: 832-369-6986 Fax: 832-369-6992 www.magnumhunterresources.com

September 11, 2009

Mr. Brad Skinner
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC  20549

Re:	Magnum Hunter Resources Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 31, 2009
Response to Letter dated September 3, 2009
File No. 001-32997

Dear Mr. Skinner:

We are writing in response to your letter dated September 3, 2009 to Ronald D. Ormand, Chief Financial Officer of Magnum Hunter Resources Corporation (the “Company”).  We provide below the Company’s response to your letter of September 3, 2009 numbered in the order in which your comments were provided.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements

Note 14 – Supplemental Oil and Gas Disclosures, page F-23

1.
We have read your response to prior comment 2 regarding your calculation of future income tax expense for purposes of determining your standardized measure of discounted future net cash flows related to proved oil and gas reserves.  We understand that you have taken a full valuation allowance against your net deferred tax assets as you have concluded that it is more likely than not that you will not generate enough taxable income to offset your existing NOL carry forwards (“NOLs”).  As you have deemed it more likely than not that your NOLs will not be utilized due to continued losses, it does not appear to be logical to presume that your NOLS can be utilized for purposes of your calculation of the standardized measure.  Please revise your disclosure of the standardized measure to present a calculation of SMOG that is consistent with your assertions that it is more likely than not that your NOLs will not be recoverable.

Mr. Brad Skinner
September 11, 2009

Response:

The Company will file a Form 10-K/A revising its disclosure of the standardized measure to present a calculation of SMOG that is consistent with the Company’s assertions that it is more likely than not that its NOLs will not be recoverable.

On behalf of the Company, please be advised that the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings with the Commission; and

•	The Company may not assert staff comments as a defense in any proceeding initialed by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your review of this letter.  Please contact Dave Morrison at Fulbright & Jaworski L.L.P. ((214) 855-8301) or the undersigned at (832) 369-6986 Ext. 231 with any further questions or requests.

Very truly yours, Magnum Hunter Resources Corporation /s/ Ronald D. Ormand Ronald D. Ormand Chief Financial Officer

cc:	Malone & Bailey, PC

David E. Morrison
Fulbright & Jaworski L.L.P.